Exhibit (p)

Cohen & Steers Limited Duration Preferred and Income Fund, Inc.

280 Park Avenue

New York, New York 10017

[                    ], 2012

Cohen & Steers Capital Management, Inc.

280 Park Avenue

New York, New York 10017

Dear Sirs:

Cohen & Steers Limited Duration Preferred and Income Fund, Inc. (the “Fund”) hereby accepts your offer to purchase 4,200 shares of the Fund’s common stock, par value $.001 per share, at a price of $23.88 per share for an aggregate purchase price of $100,296. This agreement is subject to the understanding that you have no present intention of selling or redeeming the shares so acquired.

Sincerely,

Cohen & Steers Limited Duration Preferred and Income Fund, Inc.

By:
Name: Francis C. Poli
Secretary

Accepted:

Cohen & Steers Capital Management, Inc.

By:
Name: Adam M. Derechin
President